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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 13, 2007

POWERCOLD CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Nevada	**33-19584**	**23-2582701**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

115 Canfield Road La Vernia, Texas	**78121**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **830 779-5223**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (11-06) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On September 13, 2007, Michael J. Willms resigned as a member of the Board of Directors of PowerCold Corporation. Mr. Willms was also the Chair and sole member of the Registrant's Audit Committee. A copy of the letter of resignation is attached as Exhibit 17.1.

On September 13, 2007, Randy Rutledge resigned as a member of the Board of Directors of PowerCold Corporation. A copy of the letter of resignation is attached as Exhibit 17.2.

(a)   Registrant's Response

The Registrant disagrees unconditionally with both Mr. Willms and Mr. Rutledge's redundant resignation statements. Mr. Willms and Mr. Rutledge were appointed to the Board of Directors on November 1, 2006 based on their background and experience and with the understanding that they would support the Registrant in three specific matters: support all accounting and financial functions and to seek out and hire a new independent accounting firm; implement new internal controls; and assist in locating funding sources for the Registrant. Mr. Willms and Mr. Rutledge never accomplished any of these matters and it is the opinion of the Registrant that they did not provide any solid initiative to support these matters, nor did they take any action to support the Registrant's future on-going efforts.

On July 11, 2007, the Board of Directors terminated Randy Rutledge as Chief Financial Officer of the Registrant for non-performance. The Board of Directors also asked Mr. Rutledge to resign as a Director of the Registrant. On June 27, 2007, Mr. Willms notified management via email that he would resign from the Registrant's Board of Directors if Mr. Rutledge, whom Mr. Willms recommended as the CFO, was terminated.

The Board of Directors is seeking additional qualified individuals to serve as Directors, Audit Committee members, as well as Chief Financial Officer. The Board of Directors are also reviewing various internal and external options to support and strengthen its accounting and financial functions including internal controls.

Item 9.01. Financial Statements and Exhibits

   (c)   *Exhibits*

        17.1 Letter dated September 13, 2007 from Michael J. Willms
        17.2 Letter dated September 13, 2007 from Randy Rutledge

SIGNATURES
8-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POWERCOLD CORPORATION

/s/ Francis L. Simola

_____

Francis L. Simola
Chief Executive Officer

Date: September 17, 2007

Exhibit 17.1

Michael J. Willms
1749 Seven Oaks Lane
Minocqua, WI 54548
715-254-1968

September 13, 2007

Sent Via eMail and Certified Letter

The Board of Directors
PowerCold Corporation
115 Canfield Road
P.O. Box 1239
La Vernia, TX 78121

      Re: My Resignation From PowerCold's Board of Directors

Gentlemen:

      I hereby resign from PowerCold's Board of Directors effective immediately. My resignation is predicated on continued disagreements with PowerCold's executive management and the Board's reluctance to take what I view are required corrective actions.

      It is my opinion PowerCold's Board has failed in its fiduciary duties in implementing an appropriate internal control environment. It is also my opinion PowerCold's disclosure controls remain deficient.

Sincerely,

Michael J. Willms

Exhibit 17.2

RANDY RUTLEDGE
7109 Winding Creek Road
Dallas, Texas 75252

September 13, 2007

The Board of Directors
PowerCold Corporation
P.O. Box 1239
La Vernia, TX 78121

Dear Sirs;

Effective today, I am resigning as a Director of PowerCold Corporation. My resignation is due to continued disagreements with management and management's unwillingness to address those disagreements.

Among my major concerns is the continued lack of internal and disclosure controls, especially the lack of any controls over cash. Additionally, management continues to make board-level decisions without board approval. Management continues to make disclosures on Form 8K that are inaccurate, incomplete, and untimely.

Sincerely,



Randy Rutledge